EXHIBIT 99.1

BETTERLIFE PHARMA INC.

Consolidated Financial Statements

Years ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BetterLife Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BetterLife Pharma Inc. as of January 31, 2021 and January 31, 2020, and the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ equity, and consolidated statements of cash flows for each of the years in the three-year period ended January 31, 2021 and the related notes and schedules (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended January 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

2

Going concern assessment

Description of the matter

As described in note 1 to the consolidated financial statements, the consolidated financial statements of the Company are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. As at January 31, 2021, the Company has not earned any revenue and has an accumulated deficit of $91,011,306 and expects to incur additional losses in the future. The ability of the Company to continue as a going concern is dependent on raising capital to fund its initial business plan and ultimately to attain profitable operations. Accordingly, the Company has determined that these factors raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. Management intends to continue to fund its business by way of equity issuances as may be required, in order satisfy the Company’s obligations as they come due for at least one year from the financial statement issuance date. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern.

How the Critical Audit Matter Was Addressed in the Audit

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s available capital and the risk of bias in management’s judgments and assumptions in their determination. Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

•	We enquired of Company management and reviewed company records to assess whether there are additional factors that contribute to the uncertainties disclosed.

•	We assessed whether the Company’s determination that there is substantial doubt about its ability to continue as a going concern was adequately disclosed.

•	We evaluated the probability that the Company will be able to achieve successful equity financings.

•	We evaluated the probability that the Company will be able to reduce capital expenditures and other operating expenditures if required

•	We assessed management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusion reached by management

Acquisition of Altum Pharmaceuticals Inc.

Description of the matter

As described in notes 6(b) and 9 to the consolidated financial statements, on August 31, 2020, the amalgamation between the Company, Altum Pharmaceuticals Inc. (“Altum”), an entity with common officers and director with the Company, and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, was ratified by the Canadian Securities Exchange. Upon the close of the amalgamation, Altum became a fully owned subsidiary of the Company and immediately after the transaction, the former shareholders of Altum and Betterlife Pharma Inc. each owned approximately 50% of the Company’s resulting outstanding common shares. Management concluded that the Company’s former shareholders retained control of the Company. Additionally, management determined that the transaction did not meet the definition of a business and therefore accounting for the transaction as an asset acquisition.

How we addressed the matter in the Audit

Auditing the Company’s accounting for the acquisition of Altum was complex due to the significant judgment required to assess control subsequent to the transaction and due to the significant estimation required by management to determine the fair value of the intangible assets which consisted of patents pending and in-process research and development. The Company used a cost approach to estimate the fair value of the acquired intangible assets. Additionally, the determination of whether the acquisition met the definition of a business required significant judgment taking into consideration the existence of inputs, processes that were considered substantive, and outputs.

We assessed the adequacy of the accounting treatment by reviewing all signed agreements related to the transaction and reviewed the accounting position paper prepared by management.

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To test the accuracy of the estimated fair value of the intangible assets acquired, we performed audit procedures that included comparing estimated costs to develop the acquired intellectual property to supporting evidence. We involved internal valuation specialists to assist in our evaluation of the developer premiums used by management to adjust historical development costs and inflation rates to reflect fair values at the acquisition date.

To assess whether Altum met the definition of a business, we reviewed the position paper prepared by management, and considered whether the inputs and processes applied to those inputs were substantive. We also vouched to supporting evidence to corroborate management’s assertions.

Acquisition of NutraNeeds LLC

Description of the matter

As described in Note 6a) on December 7, 2020, the Company entered into an asset purchase agreement with Nutraneeds LLC (“Nutraneeds”) whereby the Company issued 13,333,333 common shares (Note 12(f)) to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD.

Management determined that the acquisition of assets did not meet the definition of a business and that the intangibles assets acquired were too early stage to meet the definition of an intangible asset.

How we addressed the matter in the Audit

We assessed the adequacy of the accounting treatment by reviewing all signed agreements related to the transaction and reviewed the accounting position paper prepared by management. We considered whether the inputs and processes applied to those inputs were substantive. We also vouched to supporting evidence to corroborate management’s assertions.

Impairment of intangible assets

Description of the matter

As described in note 9 to the consolidated financial statements, management recognized impairment losses of approximately $2.9 million on intangible assets, effectively impairing all of its intangible assets, for the year ended January 31, 2021.

We considered this a key audit matter due to the estimates made by management in determining the recoverable amount of the intangible assets. We assessed the estimates as having a high degree of subjectivity and therefore ensured sufficient audit effort was performed to test the related key assumptions.

How we addressed the matter in the Audit

To test the accuracy of the impairment losses on the intangible assets, we performed audit procedures that included, discussing with management and the Company’s specialists to obtain an understanding of the status of each project and management’s intentions to pursue each project in the future, as well as evaluating how management determined the recoverable amounts of each project. We also assessed management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusion reached by management.

Assessment of financial guarantee liability

Description of the matter

As described in notes 5(a) and 10 to the consolidated financial statements, the Company sold 100% of its equity interests in its fully owned subsidiary, Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), to an unrelated third party. Subsequent to the sale, the Company remains a guarantor on the lease at 285-295 Kesmark Street which was transferred to the third-party as part of the sale. The Company recognized a financial guarantee liability based on its best estimate of the consideration required to settle the present obligation at January 31, 2021, taking into account the risks and uncertainties surrounding the obligation.

Auditing the estimated financial guarantee liability is complex and judgmental due to the level of uncertainty involved in management’s estimate of the amount and likelihood of potential payout in case of payment default by the lessee, as at January 31, 2021.

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How we addressed the matter in the Audit

To test the accuracy and completeness of the Company’s estimated financial guarantee liability, our procedures included:

•	We enquired with management regarding the Company’s position on whether it had a present obligation for which it could make a reliable estimate of its obligation to fulfill the guarantee.

•	We also enquired as to the financial position of the new lessee to assess reasonability of management’s estimated likelihood.

•	We further enquired with the Company’s external legal counsel to obtain an understanding of the Company’s exposure as a result of the lease agreement and relating guarantee clause, and assess the reasonability of the estimated amount and likelihood of payout.

•	We performed sensitivity analyses to determine the effect of changes in assumptions on the financial guarantee liability.

We have served as the Company’s auditor since 2019.

Montreal, Canada
June 22, 2021

1 FCPA auditor, FCA, public accountancy permit no. A122514

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BETTERLIFE PHARMA INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	January 31, 2021 $	January 31, 2020 $
Assets

Current assets
Cash	154,722	2,681,704
Cash – restricted (Note 7)	–	600,000
Amounts receivable	520,122	137,367
Prepaids and other current assets	654,710	61,467

Total current assets	1,329,554	3,480,538

Non-current assets
Deposits	–	177,300
Property and equipment, net (Note 8)	36,871	540,245
Intangible assets, net (Note 9)	–	801,058
Right-of-use assets (Note 10)	–	3,251,638

Total assets	1,336,425	8,250,779

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	4,503,217	890,138
Due to related parties (Note 18)	661,660	1,788
Financial guarantee liability (Notes 10 and 21(c))	182,200	–
Lease liability (Note 10)	–	68,138
Convertible debentures (Note 11)	500,000	–

Total current liabilities	5,847,077	960,064

Non-current liabilities
Lease liability (Note 10)	–	4,634,154
Warrant liabilities (Note 13(a))	131,603	–

Total liabilities	5,978,680	5,594,218

Shareholders’ (Deficit) Equity
Common shares (Note 12)	63,670,860	37,519,448
Reserves (Notes 13(b), 14 and 15)	22,618,544	19,625,602
Accumulated other comprehensive income	109,647	172,027
Accumulated deficit	(91,011,306)	(54,660,516)

Total shareholders’ (deficit) equity	(4,612,255)	2,656,561

Total liabilities and shareholders’ equity	1,366,425	8,250,779

Nature of operations and going concern (Note 1), commitments and contingencies (Note 21) and events after the reporting date (Note 26)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”	Director

“Ralph Anthony Pullen”	Director

(The accompanying notes are an integral part of these consolidated financial statements)

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BETTERLIFE PHARMA INC.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2021 $	January 31, 2020 $	January 31, 2019 $

Expenses
Amortization and depreciation of equipment and intangible assets (Notes 8 and 9)	157,760	985,895	900,651
Amortization of right-of-use assets (Note 10)	(69,849)	361,502	235,586
Consulting fees	1,982,846	1,608,692	1,022,055
Due diligence costs	–	–	251,674
Finders fee expense	–	100,000	100,000
Foreign exchange (gain) loss	(39,050)	38,057	24,208
General and administrative	1,743,415	923,877	1,297,802
Lease liability expense (Note 10)	479,164	347,445	155,049
Licensing fees	–	40,029	79,008
Professional fees	1,447,202	1,707,892	930,879
Promotion and marketing	185,952	96,641	11,076
Repairs and maintenance	22,808	45,875	301
Research and development	284,700	63,767	364,784
Wages, salaries and employment expenses	1,720,419	3,016,626	1,527,023

Total expenses	7,915,367	9,336,298	6,900,096

Loss from operations	(7,915,367)	(9,336,298)	(6,900,096)

Other income (expenses)
Accretion expense (Note 11)	(33,054)	(380,754)	(1,078,141)
Change in unrealized gains/losses on warrant liabilities (Note 13(a))	(73,885)	–	–
Financial guarantee expense (Notes 10 and 21(c))	(182,200)	–	–
Interest expense	(7,046)	(48,024)	(4,862)
Interest income	265	4,479	4,196
Gain on repayment of promissory note	–	–	8,890
Gain (loss) on sale/abandonment of assets, net (Notes 4 and 5)	804,429	(1,303,278)	–
Loss on extinguishment of convertible debentures (Note 11(a))	–	–	(1,240,773)
Loss on impairment of equipment (Note 8)	–	(3,901)	–
Loss on impairments and write-offs of inventory and other (Note 17(c))	–	(1,466,377)	(8,856)
Loss on impairment of intangible assets (Note 9)	(12,116,908)	(6,625,246)	–
Loss on impairment of loan receivable (Notes 17(a) and 17(b))	–	(213,085)	–
Other	(40,358)	48,382	(35,148)
Settlement of legal claims (Notes 4 and 21(a))	(120,000)	(264,660)	–
Unidentifiable assets acquired (Note 6(a))	(16,666,666)	–	–

Total other income (expenses)	(28,435,423)	(10,252,464)	(2,354,694)

Net loss for the year	(36,350,790)	(19,588,762)	(9,254,790)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	(62,380)	48,962	123,065

Net comprehensive loss for the year	(36,413,170)	(19,539,800)	(9,131,725)

Net loss per share, basic and diluted	(1.34)	(1.30)	(1.03)

Weighted average shares outstanding, basic and diluted	27,027,028	15,035,909	9,020,139

 (The accompanying notes are an integral part of these consolidated financial statements)

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BETTERLIFE PHARMA INC.

Consolidated Statements of Shareholders’ (Deficit) Equity

(Expressed in Canadian dollars)

	Common Shares		Common Shares		Accumulated Other Comprehensive Income - Foreign Currency
	Shares(i) #	Amount $	Issuable $	Reserves $	Translation $	Deficit $	Total $
Balance – January 31, 2018	8,237,355	10,047,733	–	15,713,439	–	(25,816,964)	(55,792)
Common shares issued for services (Notes 12(r) and 12(s))	119,786	663,435	10,000	–	–	–	673,435
Common shares issued for settlement of convertible debenture (Notes 11 and 12(t))	375,000	1,668,226	–	932,631	–	–	2,600,857
Common shares issued for asset acquisition (Notes 6(e) and 12(p))	500,000	6,650,000	–	–	–	–	6,650,000
Common shares issued for asset acquisition (Notes 6(d) and 12(q))	50,000	830,000	–	–	–	–	830,000
Common shares and warrants issued for cash (Note 12(u))	407,825	1,536,605	–	–	–	–	1,536,605
Warrants issued for finder’s fee	–	–	–	174,813	–	–	174,813
Beneficial conversion feature	–	–	–	185,753	–	–	185,753
Share-based payments	–	–	–	31,566	–	–	31,566
Foreign currency translation adjustment of foreign operations	–	–	–	–	123,065	–	123,065
Net loss	–	–	–	–	–	(9,254,790)	(9,254,790)
Balance – January 31, 2019	9,689,966	21,395,999	10,000	17,038,202	123,065	(35,071,754)	3,495,512
Common shares issued for services (Notes 12(i) and 12(k))	123,790	215,129	(10,000)	–	–	–	205,129
Common shares issued for settlement of accounts payable and accrued liabilities (Note 12(j))	169,032	338,065	–	–	–	–	338,065
Common shares issued for conversion of debentures (Note 12(o))	59,524	261,821	–	(11,821)	–	–	250,000
Common shares and warrants issued for cash (Notes 12(l) and 12(m))	6,695,000	16,390,000	–	–	–	–	16,390,000
Common shares and warrants issued as share issue costs (Notes 12(l) and 12(n))	470,800	(1,081,566)	–	1,001,566	–	–	(80,000)
Share-based payments (Note 15)	–	–	–	1,597,655	–	–	1,597,655
Foreign currency translation adjustment of foreign operations	–	–	–	–	48,962	–	48,962
Net loss	–	–	–	–	–	(19,588,762)	(19,588,792)

Balance – January 31, 2020	17,208,112	37,519,448	–	19,625,602	172,027	(54,660,516)	2,656,561
Common shares issued for services (Note 12(a))	1,235,399	1,762,813	–	(411,006)	–	–	1,351,807
Common shares and warrants issued for cash, net (Notes 12(b) and 12(c))	716,725	1,185,794	–	103,549	–	–	1,289,343
Common shares issued for asset acquisitions (Notes 6, 12(d) and 12(f))	31,550,572	22,760,816	–	100,312	–	–	22,861,128
Common shares issued on exercise of special warrants and warrants (Notes 12(e) and 12(h))	646,000	339,600	–	(150,000)	–	–	189,600
Common shares issued on conversion of convertible debenture (Note 12(g))	89,034	102,389	–	–	–	–	102,389
Equity component of convertible debentures	–	–	–	12,671	–	–	12,671
Special warrants issued for cash, net (Note 12(e))	–	–	–	2,510,784	–	–	2,510,784
Share-based payments (Note 15)	–	–	–	826,632	–	–	826,632
Foreign currency translation adjustment of foreign operations	–	–	–	–	(62,380)	–	(62,380)
Net loss	–	–	–	–	–	(36,350,790)	(36,350,790)

Balance – January 31, 2021	51,445,842	63,670,860	–	22,618,544	109,647	(91,011,306)	(4,612,255)

_________

(i) After the effect of the common share consolidation on a ten (10) old for one (1) new common share basis (Note 12).

(The accompanying notes are an integral part of these consolidated financial statements)

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BETTERLIFE PHARMA INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2021 $	January 31, 2020 $	January 31, 2019 $
Operating activities

Net loss	(36,350,790)	(19,588,762)	(9,254,790)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation of equipment and intangible assets	157,760	985,895	900,651
Amortization of right-of-use assets	185,053	421,984	235,586
Change in unrealized gains/losses on warrant liabilities	73,885	–	–
Common shares issued for services	1,351,808	185,129	673,435
Financial guarantee liability	182,200	–	–
Foreign exchange loss (gain)	(39,050)	(11,085)	(29,737)
Gain on repayment of promissory note	–	–	(8,890)
Gain (loss) on sale/abandonment of assets, net	(804,429)	1,303,278	–
Interest accretion	12,671	294,000	638,134
Loss on extinguishment of convertible debentures	–	–	1,240,773
Loss on impairment of equipment	–	3,901	–
Loss on impairment of intangible assets	12,116,908	6,625,246	–
Share-based payments	826,632	1,597,655	31,566
Unidentifiable assets acquired	16,666,666	–	–
Changes in working capital accounts:
Amounts receivable	(349,896)	(92,879)	(39,368)
Prepaids and other current assets	(269,998)	10,415	1,181
Deposit	–	(177,300)	–
Accounts payable and accrued liabilities	(993,932)	1,050,328	429,204
Due to related parties	69,631	(329,446)	317,279
Deferred revenue	–	(159,000)	156,408
Net cash used in operating activities	(7,164,881)	(7,880,641)	(4,708,568)

Investing activities
Acquisition obligation	–	(432,923)	–
Cash acquired through acquisitions	25,065	–	2,779
Loans receivable, net	–	(165,428)	–
Purchase of property and equipment	(10,153)	(542,742)	–
Purchase of intangible assets	(86,462)	–	(847,161)
Net cash used in investing activities	(71,550)	(1,141,093)	(844,382)

Financing activities
Lease payments	(499,929)	(559,580)	(282,095)
Payment for debt modification	–	(250,000)
Proceeds from (repayment of) convertible debenture	600,000	(3,250,000)	4,559,206
Proceeds from exercise of warrants	189,600	–
Proceeds from issuance of common shares and warrants, net	1,289,343	16,310,000	1,539,315
Proceeds from issuance of special warrants, net	2,510,630	–
Repayment of loan payable	–	–	(20,757)
Repayment of promissory note	–	(24,000)	(247,305)
Net cash provided by financing activities	4,089,644	12,226,420	5,548,364

Effects of exchange rate changes on cash	19,805	2,218	82
Net change in cash	(3,126,982)	3,206,904	(4,504)
Cash – beginning of period	3,281,704	74,800	79,304
Cash – end of period	154,722	3,281,704	74,800

Supplemental cash flow disclosures (Note 16)

(The accompanying notes are an integral part of these consolidated financial statements)

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR”. The Company is a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality pharmaceuticals.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these audited consolidated financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material. As at January 31, 2021, the Company has not earned any revenue and has an accumulated deficit of $91,011,306. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (Note 2(d)). Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2.	Significant Accounting Policies

	(a)	Basis of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared in accordance with the accounting policies presented below and are based on IFRS and IFRIC interpretations issued and effective as of January 31, 2021.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on June 22, 2021.

	(b)	Basis of Measurement and Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for share-based payment transactions and certain financial instruments which are measured at fair value, and are presented in Canadian dollars.

	(c)	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Subsidiaries are fully consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership		Jurisdiction

BetterLife Pharma Inc.	Parent		Canada
Altum Pharmaceuticals Inc. (acquired August 2020) (Note 6(b))	100%		Canada
Pivot Pharmaceuticals Manufacturing Corp. (divested December 2020) (Note 5(a))	100%		Canada
Blife Therapeutics Inc. (acquired May 2020) (Note 6(c))	100%		Canada
Pivot Green Stream Health Solutions Inc. (dissolved January 2020)	100%		Canada
Altum S1M US Corp.	100	%(1)	U.S.A.
BetterLife Pharma US Inc.	100%		U.S.A.
Pivot Naturals, LLC (divested February 2020) (Note 4)	100%		U.S.A.
Thrudermic, LLC	100%		U.S.A.
BetterLife Europe Pharmaceuticals AG	100%		Lichtenstein
Solmic AG	100%		Switzerland
Altum Pharma (Australia) Pty Ltd.	100	%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100	%(1)	Hong Kong
Altum Pharmaceuticals International Inc. (dissolved December 2020)	100	%(1)	Barbados
Altum Pharmaceuticals Barbados Inc. (dissolved December 2020)	100	%(1)	Barbados

_________

(1) Fully-owned subsidiaries of Altum Pharmaceuticals Inc.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

The following are the critical judgments and estimates that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Estimated useful life of long-lived assets

Judgment is used to estimate each component of a long-lived asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and in the case of an intangible asset, contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, and renewal history. If the estimated useful lives were incorrect, it could result in an increase or decrease in the annual amortization expense, and future impairment charges or recoveries.

Impairment of non-financial assets

Property and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment of the existence of impairment indicators is based on various internal and external factors and involves management’s judgment. Indefinite life intangible assets, including goodwill, are tested for impairment annually. For the purposes of determining the recoverable amount, assets are aggregated into cash generating units (“CGUs”) based on an assessment of the lowest level which there are separately identifiable cash inflows. The determination of individual CGUs is based on management’s judgement regarding shared infrastructure, geographical proximity and similar exposure to market risk. The recoverable amount is the greater of an asset’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable amount.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Business combinations

Determining whether an acquisition meets the definition of a business combination or represents an asset purchase requires judgment on a case-by-case basis. As outlined in IFRS 3 Business Combinations, the components of a business must include inputs, processes and outputs.

Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the volatility, the forfeiture rate, the expected life, dividend yield and the time of exercise, as applicable. The expected volatility is based on the average volatility of share prices of similar companies over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Incremental borrowing rate and lease terms

IFRS 16 “Leases” requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases as the implicit rates are not readily available as information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Leases requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

Going concern

The global outbreak of coronavirus (“COVID-19”) has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition. Refer to Note 1 for additional factors impacting going concern assessment done by management.

(e)	Investments in Joint Arrangements

These consolidated financial statements incorporate the Company’s share of the results of its joint venture, Pivot-Cartagena Joint Venture Inc. using the equity method of accounting (Note 20). Investments in joint ventures are recognized initially at cost and adjusted thereafter to include the Company’s share of income or loss and comprehensive income on an after-tax basis. Dividends or distributions received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investments.

Investments are reviewed for impairment at each reporting period by comparing recoverable amount to carrying amount when there is an indication of impairment.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(f)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, Altum Pharmaceuticals Inc., Pivot Pharmaceuticals Manufacturing Corp., Blife Therapeutics Inc. and Pivot Green Stream Health Solutions Inc., is the Canadian dollar. The functional currency of the U.S. subsidiaries, Altum S1M US Corp., BetterLife Pharma US Inc., Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar. The functional currency of the European subsidiaries, BetterLife Europe Pharmaceuticals AG and Solmic AG, is Swiss Francs. The functional currency of the Hong Kong based subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar. The functional currency of the Barbadian subsidiaries, Altum Pharmaceuticals International Inc. and Altum Pharmaceuticals Barbados Inc. is the U.S. dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the consolidated statements of comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

	(g)	Financial Instruments

Financial instruments - classification and measurement

Financial Assets

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s amounts receivable is classified in this category.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

• Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

• Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. The Company’s cash is classified in this category.

Financial Liabilities

All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and other liabilities are measured at amortized cost. The Company’s warrant liabilities are measured at FVTPL.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified. Financials assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are derecognized when the obligation is discharged, cancelled or expired.

Financial instruments - impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c.	Level 3 – inputs for the asset or liability are not based on observable market data.

(h)	Cash and Cash Equivalents

Cash in the consolidated statement of financial position is comprised of cash and short-term deposits which have an original maturity of three months or less or are readily convertible into a known amount of cash. At January 31, 2021 and 2020, the Company had no cash equivalents.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(i)	Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded using the straight-line method to depreciate the cost of property and equipment the useful lives for which an asset is expected to be available for use as follows:

Computer equipment	2 years
Equipment	5 years
Leasehold improvements	5 to 10 years
Security system	5 years

(j)	Intangible Assets

Intangible assets consist of costs incurred to acquire patents, unpatented technology and in-progress research and development programs. Development expenditures are capitalized as intangible assets only if the expenditure can be measured reliably, the process is technically and commercially feasible, future economic benefits are probable to the Company and the Company has sufficient resources to complete the development and use or sell the asset. Otherwise, it is recognized in the consolidated statements of comprehensive loss as incurred. Research costs are expensed in the period that they are incurred.

Intangible assets that are considered finite life assets are recorded at cost less accumulated amortization and accumulated impairment. Intangible assets that are considered indefinite life assets are recorded at cost less accumulated impairment.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of loss and comprehensive loss when the asset is derecognized.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the asset. Amortization is recorded using the straight-line method and is intended to amortize the intangible assets over their estimated useful lives:

Patents	10 years
Unpatented technology	10 years

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(k)	Impairment of Non-financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

Intangible assets with indefinite useful lives, goodwill and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

(l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(m)	Leases

A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration. To identify a lease, the Company (1) considers whether an explicit or implicit asset is specified in the contract and (2) determines whether the Company obtains substantially all the economic benefits from the use of the underlying asset by assessing numerous factors, including but not limited to substitution rights and the right to determine how and for what purpose the asset is used.

When assessing the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

The Company does not recognize lease assets and lease liabilities for low-value assets or short-term leases with a term of 12 months or less. The lease payments are recognized in expenses over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when the expected lease payments change as a result of new assessments of contractual options and residual value guarantees.

	(n)	Equity

Common shares

Common shares represent the amount received on the issue of common shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If common shares are issued when stock options and warrants are exercised, the common shares account also comprised the compensation costs previously recorded as reserves. In addition, if common shares were issued as consideration for the acquisition of a form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

Unit placements

Proceeds from unit placements are allocated between common shares and share purchase warrants issued using the residual method. Proceeds are first allocated to common shares according to the quoted price of existing common shares at the time of issuance and any residual in the proceeds is allocated to warrants. If the warrant is exercised, the value attributed to the warrant is transferred to share capital. If the warrant expires unexercised, the value is reclassified to contributed surplus within equity. Warrants, issued as part of private placement units, that have their term of expiries extended, are not subsequently revalued.

The Company may modify the terms of warrants originally granted. When modifications exist, the Company will maintain the original fair value of the warrant.

Other elements of equity

Reserves include charges related to stock options, compensation options and share purchase warrants until such stock options and share purchase warrants are exercised.

	(o)	Share-based Payments

The Company grants share purchase options, restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred share units (“DSUs”) under its Long-term Incentive Plan described in Note 15 to employees, consultants, directors and others providing similar services.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

The fair value of share purchase options granted is measured at the grant date using an option pricing model. Subsequently, the fair value of share purchase options ultimately expected to vest is charged to operations over the vesting period. Share purchase options granted to third parties in exchange for goods or services are measured at the fair value of the goods or services received and charged to operations over the vesting period.

The fair values of RSUs, PSUs and DSUs granted are measured at grant dates share prices and the expense is allocated over the vesting period based on the best available estimate of the number of RSUs, PSUs and DSUs expected to vest. Non-market vesting conditions are included in assumptions about the number of RSUs, PSUs and DSUs that are expected to be issued or paid. Estimates are subsequently revised if there was any indication that the number of RSUs, PSUs or DSUs expected to vest differed from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if the number of RSUs, PSUs or DSUs that are ultimately issued or paid are different to that estimated on vesting. The accumulated charges related to RSUs, PSUs and DSUs recorded in reserves are transferred to common shares on issuance of common shares in payment of vested RSUs, PSUs and DSUs.

	(p)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

	(q)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

	(r)	Taxes

Tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statements of income (loss) and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

	(s)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

	(t)	Segment Reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the Chief Executive Officer and the Board of Directors. The allocation of resources between the different operating segments and the assessment of the performance of the operating segments is the responsibility of the Chief Executive Officer.

The Company has determined that it has only one operating segment: development and commercialization of patented, differentiated and premium quality pharmaceuticals.

3.	New Accounting Pronouncements

The following new accounting standards and interpretations have been adopted by the Company as of February 1, 2020.

	(a)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

3.	New Accounting Pronouncements (continued)

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 1. The adoption of IAS 1 had no significant impact on the Company’s consolidated financial statements.

	(b)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 8. The adoption of IAS 8 had no significant impact on the Company’s consolidated financial statements.

The following new accounting standards and interpretations will be adopted by the Company subsequent to January 31, 2021.

	(c)	IAS 1 – Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company does not expect the revisions to have a material impact on its consolidated financial statements.

	(d)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

3.	New Accounting Pronouncements (continued)

	(e)	IAS 16 – Property, Plant and Equipment (“IAS 16”)

IAS 16 has been amended to prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

	(f)	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

IAS 37 has been amended to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

4.	Settlement and Asset Abandonment

On February 13, 2020, the Company signed a Settlement Agreement and Release Agreement (“Settlement Agreement”) with two of its former employees in Pivot Naturals, LLC (“Pivot Naturals”) to settle the following legal matters:

•

A demand for arbitration filed by these former employees before the American Arbitration Association alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims; and

	•	A suit filed in British Columbia by the Company against the former employees for declaratory relief and related matters concerning control and use of the Company’s assets.

Consideration for the Settlement Agreement included:

•

Assignment of Pivot Naturals to Goodbuzz Inc. as follows: 1) 80% of membership interest on the initial closing date (“Initial Closing Date”) (completed February 2020), and 2) 20% on a second closing date which is the earlier of April 30, 2020 and a date upon with certain conditions are met (“Second Closing Date”) (completed April 2020).

•

$264,660 (US$200,000) payment to be made as follows: 1) $165,413 (US$125,000) upon Initial Closing Date (completed in February 2020), and 2) $99,247 (US$75,000) upon Second Closing Date (completed in April 2020). A loss on settlement of legal claims of $264,660 has been recorded in the consolidated statement of comprehensive loss for the year ended January 31, 2020.

	•	Payment of the monthly lease due on the lease at 3595 Cadillac Avenue in California, U.S.A. for the months of February, March and April 2020 (completed in February 2020).

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

4.	Settlement and Asset Abandonment (continued)

Together with the assignment of Pivot Naturals, the Company assigned its right-of-use (“ROU”) asset related to its lease at 3595 Cadillac Avenue, which had been impaired at January 31, 2020, and extinguished accounts payable and accrued liabilities and obligations related to this lease. The following gain on abandonment of assets has been included in the consolidated statement of comprehensive loss for the year ended January 31, 2021:

Year Ended	January 31, 2021 $	January 31, 2020 $

Cash	(347)	–
Right-of-use asset	–	(1,276,779)
Other assets	–	(26,499)
Accounts payable and accrued liabilities	22,391	–
Lease liability	1,459,785	–

Gain (loss) on abandonment of assets	1,481,829	(1,303,278)

The Company evaluated the assignment of Pivot Naturals in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

5.	Sale/Abandonment of Assets

(a)

On October 2, 2020, the Company signed a share purchase agreement with an unrelated third party (the “Purchaser”) for the sale of 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary. Pursuant to the sale of Pivot, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada (the “Facility”) and its in-process Health Canada license application (the “Application”) was transferred to the Purchaser and the Company is no longer pursuing the Application for processing of cannabis products in Canada.

Consideration included the following: 1) Purchaser settling Pivot and the Company’s outstanding obligations with the lessor of the Facility of $135,879 (completed), 2) Cancellation of any amounts that Pivot or the Company may owe to the Purchaser (completed), 3) Purchaser’s assumption of the lease of the Facility as of September 1, 2020 (completed), 4) Cancellation by Pivot of obligations that the Purchaser owes to Pivot (completed), 5) Purchaser’s assumption of further obligations with respect to the Application (completed), and 6) Purchaser’s discontinuation of its lawsuit filed in the Province of Quebec against Pivot (completed).

23

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

5.	Sale/Abandonment of Assets (continued)

The following loss on disposal of assets has been included in the consolidated statement of comprehensive loss for the year ended January 31, 2021:

Year Ended	January 31, 2021 $

Deposit	(177,300)
Equipment	(469,695)
ROU asset	(3,066,586)
Lease liability	3,279,364
Other	2,707

Loss on disposal of assets	(431,510)

The Company evaluated the disposal of Pivot in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

(b)

During the year ended January 31, 2021, the Company shifted its strategic focus from manufacture and commercialization of cannabis/hemp products to research and development of pharmaceuticals and recorded a loss on abandonment of assets of $245,890 upon halting hemp-related activities in the U.S.A.

6.	Asset Acquisitions

(a)

On December 7, 2020, the Company entered into an asset purchase agreement with Nutraneeds LLC (“Nutraneeds”) whereby the Company issued 13,333,333 common shares (Note 12(f)) to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets acquired met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. The intangible assets acquired were determined to be too-early stage to meet the definition of intangible asset. Accordingly, the Company accounted for this transaction as an asset acquisition and measured the transaction using the fair value of the consideration paid with amount paid being recognized as an expense through comprehensive loss (Note 9).

The consideration transferred, and assets and unidentifiable assets acquired are as follows:

Consideration paid:	$

Common shares issued	16,666,666

Net assets acquired:	$

Unidentifiable assets	16,666,666

Fair value of net assets acquired	16,666,666

24

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

6.	Asset Acquisitions (continued)

(b)

On August 31, 2020, the amalgamation between the Company, Altum Pharmaceuticals Inc. (“Altum”), an entity with common officers and director with the Company, and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, was ratified by the Canadian Securities Exchange. Upon the close of the amalgamation, Altum became a fully-owned subsidiary of the Company. Pursuant to the amalgamation, the Company issued 18,217,239 common shares to Altum shareholders in exchange for Altum common shares. In addition, 856,880 stock options were issued to Altum optionees and 252,595 share purchase warrants to Altum’s warrant-holders.

Pursuant to the acquisition of Altum, the Company acquired patents related to its AP-001 program and in-process research and development related to its AP-003 program (Note 9).

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Altum met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

The consideration transferred, assets acquired and liabilities assumed recognized are as follows:

Consideration paid:	$

Common shares issued	6,094,149
Share purchase options granted	100,312
Share purchase warrants granted	57,718

Total purchase price	6,252,179

Net assets acquired:	$

Cash	24,825
Amounts receivable	31,451
Prepaid and other current assets	363,150
Equipment	44,553
Intangible assets	11,362,000
Advances	(1,507,979)
Accounts payable and accrued liabilities	(3,475,581)
Due to related parties	(590,240)

Net value of net assets acquired	6,252,179

25

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

6.	Asset Acquisitions (continued)

(c)

On May 7, 2020, the Company acquired 100% of the outstanding common shares of Blife Therapeutics Inc. (“Blife”) from Altum for $1. The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Blife met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

Net assets acquired:	$

Cash	240
GST receivable	43

Net value of assets acquired	283

(d)

On March 2, 2018, the Company entered into an exchange agreement with Thrudermic, LLC (“Thrudermic”) and the members of Thrudermic whereby the Company paid US$1.00 for the issued and outstanding units of Thrudermic and issued 50,000 common shares (Note 12(q)) to the members of Thrudermic for their intellectual property portfolio, including unpatented technology, goodwill and know-how in connection with the Thrudermic Transdermal Nanotechnology.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Thrudermic met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition at a cost of $830,000.

(b)

On February 28, 2018, the Company completed the acquisition of Pivot Naturals pursuant to an exchange agreement dated as of February 10, 2018. As consideration for the purchase, the Company paid $430,420 (US$333,333) in cash on closing, issued 500,000 common shares (Note 12(p)) and an additional US$333,333 six (6) and twelve (12) months after closing.

Pursuant to the acquisition of Pivot Naturals, the Company acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis, relating to the transformation of cannabis oil into powder for infusion into a variety of products.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Pivot Naturals met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

The consideration transferred, assets acquired and liabilities assumed recognized were as follows:

26

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

6.	Asset Acquisitions (continued)

Consideration paid:	$

Cash paid	430,420
Cash to be paid	778,662
Common shares issued	6,650,000
Transaction costs	154,951

Total purchase price	8,014,033

Net assets acquired:	$

Cash	2,779
Equipment	5,213
Ready-to-infuse cannabis (“RTIC”) patents	8,008,411
Accounts payable and accrued liabilities	(2,370)

Net value of business purchased	8,014,033

In April 2020, the Company assigned 100% of its membership interest in Pivot Naturals to a third party pursuant to the Settlement Agreement (Note 4).

7.	Cash - Restricted

As at January 31, 2020, restricted cash included cash held at the Supreme Court of British Columbia pursuant to the claim from Green Stream Botanicals Corp. (Note 21(a)). In July 2020, this claim was settled for $120,000 and $480,000 was released to the Company.

8.	Property and Equipment

Cost	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2018	–	–	–	–	–
Exchange agreement (Note 6(e))	–	5,213	–	–	5,213
Effect of foreign exchange rate changes	–	94	–	–	94
Balance, January 31, 2019	–	5,307	–	–	5,307
Additions	7,349	65,698	200,084	269,611	542,742
Impairment	–	(5,213)	–	–	(5,213)
Effect of foreign exchange rate changes	–	(94)	–	–	(94)

Balance, January 31, 2020	7,349	65,698	200,084	269,611	542,742
Addition	–	10,153	–	–	10,153
Acquisition (Note 6(b))	–	44,553	–	–	44,553
Impairment (Notes 5(a) and 5(b))	(7,349)	(77,098)	(200,084)	(269,611)	(554,143)
Effect of foreign exchange rate changes	–	1,247	–	–	1,247

Balance, January 31, 2021	–	44,553	–	–	44,553

27

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

8.	Property and Equipment (continued)

Accumulated Depreciation	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2018	–	–	–	–	–
Depreciation	–	1,135	–	–	1,135
Effect of foreign exchange rate changes	–	10	–	–	10
Balance, January 31, 2019	–	1,145	–	–	1,145
Depreciation	306	2,615	–	–	2,921
Impairment	–	(1,312)	–	–	(1,312)
Effect of foreign exchange rate changes	–	(257)	–	–	(257)

Balance, January 31, 2020	306	2,191	–	–	2,497
Depreciation	2,756	22,393	–	–	25,149
Impairment (Notes 5(a) and 5(b))	(3,062)	(16,926)	–	–	(19,988)
Effect of foreign exchange rate changes	–	24	–	–	24

Balance, January 31, 2021	–	7,682	–	–	7,682
Net book value, January 31, 2021	–	36,871	–	–	36,871
Net book value, January 31, 2020	7,043	63,507	200,084	269,611	540,245
Net book value, January 31, 2019	–	4,162	–	–	4,162

During the year ended January 31, 2021, pursuant to signing of the share purchase agreement for the sale of Pivot (Note 5(a)) and the shift in strategic focus (Note 5(b)), the Company impaired property and equipment totaling $534,155 (2019 - $3,901), which has been recorded within gain (loss) on sale/ abandonment of assets, net in the consolidated statements of comprehensive loss.

28

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

9.	Intangible Assets

Cost	AP-001 Patents and IPR&D $	AP-003 IPR&D $	BiPhasix License $	Thrudermic Non-Patented Technology $	Solmic Patents $	RTIC Patents $	Total $

Balance, January 31, 2018	–	–	319,174	–	–	–	319,174
Exchange agreements (Notes 6(d) and 6(e))	–	–	–	830,000	–	8,008,411	8,838,411
Effect of foreign exchange rate changes	–	–	–	–	–	128,866	128,866

Balance, January 31, 2019	–	–	319,174	830,000	–	8,137,277	9,286,451
Impairment	–	–	–	–	–	(8,202,900)	(8,202,900)
Effect of foreign exchange rate changes	–	–	–	–	–	65,623	65,623

Balance, January 31, 2020	–	–	319,174	830,000	–	–	1,149,174
Addition	–	–	–	–	86,462	–	86,462
Acquisition (Notes 6(a) and 6(b))	9,159,000	2,203,000	–	–	–	–	11,362,000
Impairment	(9,159,000)	(2,203,000)	(319,174)	(830,000)	(86,462)	–	(12,597,636)

Balance, January 31, 2021	–	–	–	–	–	–	–

Accumulated Amortization and Impairment Losses

Balance, January 31, 2018	–	–	30,825	–	–	–	30,825
Amortization	–	–	79,793	74,325	–	745,398	899,516
Effect of foreign exchange rate changes	–	–	–	–	–	6,288	6,288
Balance, January 31, 2019	–	–	110,618	74,325	–	751,686	936,629
Amortization	–	–	80,174	83,000	–	820,290	983,464
Impairment	–	–	–	–	–	(1,577,654)	(1,577,654)
Effect of foreign exchange rate changes	–	–	–	–	–	5,678	5,678

Balance, January 31, 2020	–	–	190,792	157,325	–	–	348,117
Amortization	–	–	59,681	62,079	10,851	–	132,611
Impairment	–	–	(250,473)	(219,404)	(10,851)	–	(480,728)

Balance, January 31, 2021	–	–	–	–	–	–	–
Net book value, January 31, 2021	–	–	–	–	–	–	–
Net book value, January 31, 2020	–	–	128,383	672,675	–	–	801,058
Net book value, January 31, 2019	–	–	208,556	755,675	–	7,385,591	8,349,822

29

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

9.	Intangible Assets (continued)

Pursuant to the asset purchase agreement with Nutraneeds (Note 6(a)), the Company acquired the following patent:

(a)

TD-0148A: TD-0148A is a nontoxic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as severe depression, substance dependencies, post-traumatic stress disorder, and migraines.

Upon the acquisition of Altum on August 31, 2020 (Note 6(b)), the BiPhasix license, representing an intercompany transaction, has been eliminated in these consolidated financial statements. Also pursuant to the acquisition, the Company acquired the following in-progress research and development (“IPR&D”) programs and patents:

(b)

AP-001: AP-001 is a topical Interferon α2b (“IFN α2b”) product for the treatment of Human Papiloma Virus (“HPV”) infection that can cause cervical cancer. In 2017, Altum entered into a patent license agreement with Altum-Avro Pharma Partnership (“AAPP”) to license the development of the technology involving the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material (“BiPhasix™ Technology”). The BiPhasix™ Technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFN α2b for use in treatment of HPV-cervical dysplasia. Consideration of the patent license agreement included:

•	Five percent (5%) of the inventory of any and all product produced by Altum to be paid in kind to AAPP.
•	Milestone payments:

o	$3 million upon initiation of the first Phase 3 trial in any global territory except for eastern European territories,
o	$5 million upon first submission of New Drug Application or similar for approval in any global territory except for eastern European territories, and
o	$10 million upon first commercial sale in any global territory except for eastern European territories.

•	Royalties:

o	8% on annual net sales up to $50 million,
o	10% on annual net sales on the next $25 million, and
o	12.5% on annual net sales above $75 million.

•	30% of any upfront payments that Altum receives from a third person in respect of development, licensing, manufacturing or distribution rights.

Being in such early stage in development, the Company was not able to reasonably estimate recoverable amount and recorded an impairment of its AP-001 patents and IPR&D. Should this impairment loss subsequently reverse in the future, the carrying amount of AP-001 will be increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount originally recognized.

(c)	AP-002: AP-002 is an oral gallium-based novel small molecule. The finished drug product is an enteric protected tablet for oral administration.

30

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

9.	Intangible Assets (continued)

(d)

AP-003: AP-003 is a patent pending IFN α2b inhalation formulation for the treatment of viral infections. The AP-003 program is in pre-clinical stage of development. At January 31, 2021, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets. Being in such early stage in development, the Company was not able to reasonably estimate recoverable amount and recorded an impairment of its AP-003 IPR&D. Should this impairment loss subsequently reverse in the future, the carrying amount of AP-003 will be increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount originally recognized.

Other intangible assets include:

(e)

Thrudermic non-patented technology: On March 2, 2018, the Company entered into an exchange agreement with Thrudermic, LLC (“Thrudermic”) and the members of Thrudermic whereby the Company paid US$1.00 for the issued and outstanding units of Thrudermic and issued 50,000 common shares to the members of Thrudermic for their intellectual property portfolio, including unpatented technology, goodwill and know-how in connection with the Thrudermic transdermal nanotechnology.

At January 31, 2021, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its Thrudermic non-patented technology. With the disposal of Pivot (Note 5(a)) and the shift in strategic focus (Note 5(b)), the Company exited the cannabis manufacturing industry. The Company reduced to $nil its expectations of cash flows from the use of the Thrudermic non-patented technology in manufacture and sale of cannabis products. The Company recorded an impairment loss on its Thrudermic non-patented technology of $610,596.

(f)

Solmic patents: On October 22, 2019, the Company entered into a contract to acquire Solmic AG. Consideration for the acquisition was CHF 10,000. In connection with the acquisition, the Company entered into an assignment agreement to assign a patented technology called “Solmic” for payments totaling EUR 50,000.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Solmic AG met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company has accounted for this transaction as an asset acquisition.

At January 31, 2021, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its Solmic patents. With the disposal of Pivot (Note 5(a)) and the shift in strategic focus (Note 5(b)), the Company exited the cannabis manufacturing industry. The Company reduced to $nil its expectations of cash flows from the use of the Solmic patents in manufacture and sale of cannabis products. The Company recorded an impairment loss on its Solmic patents of $75,611.

31

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

9.	Intangible Assets (continued)

(g)

Ready-to-infuse cannabis (“RTIC”) patents: On February 28, 2018, the Company completed the acquisition of Pivot Naturals, pursuant to which the Company acquired a patented technology called RTIC, relating to the transformation of cannabis oil into powder for infusion into a variety of products. During the year ended January 31, 2020, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its RTIC patents. With the assignment of Pivot Naturals (Note 4), the Company exited the cannabis industry in California. As a result of the exit, the Company reduced its expectations of cash flows from the use of the RTIC patents and recorded an impairment loss on its RTIC patents of $6,625,246 during the year ended January 31, 2020.

10.	Operating Leases

Operating leases of the Company related to building leases.

During the year ended January 31, 2021, the Company’s lease at 3595 Cadillac Avenue in California, U.S.A was assigned together with the assignment of Pivot Naturals (Note 4). The related ROU asset was impaired at January 31, 2020 upon management’s decision to exit the US cannabis market (Note 9(g)). The related lease liability was extinguished during the year ended January 31, 2021 and a gain on extinguishment of $1,459,787 has been recorded within gain (loss) on sale/abandonment of assets, net on the consolidated statements of comprehensive loss.

During the year ended January 31, 2021, the Company’s lease at 285-295 Kesmark Street in Quebec, Canada was assigned together with the sale of Pivot (Note 5(a)). A gain on extinguishment of the lease liability, net of loss on disposal of the ROU asset, totaling $212,777 has been recorded within gain (loss) on sale/abandonment of assets, net on the consolidated statements of comprehensive loss. The Company remains a guarantor on the lease at 285-295 Kesmark Street until the lease expiry date of April 30, 2025 pursuant to which it has recorded a financial guarantee liability of $182,200 (Note 21(c)). Pursuant to the share purchase agreement for the sale of Pivot, the Company is indemnified from any and all claims suffered by the Company in connection with and as guarantor of the lease.

Right-of-use Assets $

Balance, January 31, 2018	–
Adoption of IFRS 16	1,974,759
Amortization on ROU asset	(235,587)
Effect of foreign exchange rate changes	(3,826)
Balance, January 31, 2019	1,735,346
Additions	3,330,947
Disposal – ROU asset	(466,839)
Disposal – Accumulated amortization on ROU asset	339,519
Impairment of ROU asset	(1,276,779)
Amortization on ROU asset	(421,984)
Effect of foreign exchange rate changes	11,428

Balance, January 31, 2020	3,251,638
Disposal – ROU asset	(3,330,947)
Disposal – Accumulated amortization on ROU asset	264,362
Amortization on ROU asset	(185,053)

Balance, January 31, 2021	–

32

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

10.	Operating Leases (continued)

During the year ended January 31, 2021, the Company recorded $254,902 (2020 - $60,482; 2019 - $nil) of sub-lease income related to the sub-lease of 285 Kesmark Street, which has been offset against amortization on ROU asset in the consolidated statements of comprehensive loss.

	Lease Liability $	Current $	Long-term $

Balance, January 31, 2018	–	–	–
Adoption of IFRS 16	1,906,403
Lease liability expense	155,051
Lease payments	(282,095)
Effect of foreign exchange rate changes	(3,244)
Balance, January 31, 2019	1,776,115	(367,629)	1,408,486
Additions	3,246,553
Disposal	(118,200)
Lease liability expense	347,446
Lease payments	(559,580)
Effect of foreign exchange rate changes	9,958

Balance, January 31, 2020	4,702,292	(68,138)	4,634,154
Disposal	(4,739,149)
Lease liability expense	479,164
Lease payments	(499,929)
Effect of foreign exchange rate changes	57,622

Balance, January 31, 2021	–	–	–

11.	Convertible Debentures

Convertible Debentures $
Balance, January 31, 2018	–
Proceeds from issuances of convertible debentures	5,000,000
Transfer of conversion component to equity	(212,209)
Debt discounts	(596,900)
Conversion to common shares	(1,500,000)
Accretion	1,078,141
Interest payments	(292,342)
Balance, January 31, 2019	3,476,690
Repayments	(3,500,000)
Debt modification	(250,000)
Accretion	331,803
Interest payments	(58,493)
Balance, January 31, 2020	–
Proceeds from issuances of convertible debentures	800,000
Transfer of conversion component to equity	(12,671)
Repayment	(200,000)
Conversion to common shares	(100,000)
Accretion	12,671

Balance, January 31, 2021	500,000

33

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

11.	Convertible Debentures (continued)

(a)

On March 2, 2018, the Company issued convertible debentures with two non-related parties totaling $5,000,000. The debentures were secured under a General Security Agreement, bore interest at 10% per annum payable quarterly and matured on March 2, 2019. The notes were convertible into common shares at a conversion price equal to $17.40 per common share. The Company issued 17,241 share purchase warrants with an exercise price of $17.40 and three year expiry as finder’s fee for the convertible debentures. The effective interest rate had been determined as 29% per annum after deducting all the loan discounts.

On October 22, 2018, $1,500,000 of the convertible debentures were settled through the issuance of 375,000 units of the Company with each unit consisting of one common share and one share purchase warrant with an exercise price of $6.00 and three year expiry. The common shares issued were valued at $4.30 per share and warrants issued were valued at $2.60 per warrant for total value of $2,600,856. The fair value of warrants was calculated using volatility of 110%, interest-free rate of 2.30%, nil expected dividend yield and expected life of 3 years. The Company considered the settlement to be an extinguishment of the $1,500,000 of the convertible debentures and recorded a loss on extinguishment of debentures of $1,240,773 during the year ended January 31, 2019.

On October 22, 2018, the Company modified the conversion price on the remainder of the convertible debentures, totaling $3,500,000, to $4.20 per common share. The Company did not consider the modification to be an extinguishment of the $3,500,000 of the convertible debentures.

On March 2, 2019, the Company repaid $750,000 of the convertible debentures and extended the maturity of the remainder of the convertible debentures to June 2, 2019 for an extension fee of $250,000. The Company considered the extension to be a modification of the convertible debentures. The effective interest rate for the remaining terms of the convertible debentures had been determined as 46% per annum.

On May 16, 2019, the Company issued 59,524 common shares pursuant to the conversion of $250,000 of the Company convertible debentures (Note 12(o)).  On the same date, the Company repaid the remaining principal amount of the convertible debentures of $2,500,000.  Interest accretion expense on convertible debentures for the years ended January 31, 2020 and 2019 was $380,754 and $1,078,141, respectively.

(b)

On September 4, 2020, the Company issued an unsecured convertible debenture with a non-related party for $500,000. The debenture bears interest at 8% per annum and matures on December 3, 2020 (amended to May 3, 2022 on April 1, 2021). The note is convertible into common shares at a conversion price equal to $1.15 per common share.

On September 23, 2020, the Company issued an unsecured convertible debenture with a non-related party for $200,000. The debenture bears interest at 8% per annum and matures on December 22, 2020. The note is convertible into common shares at a conversion price equal to $1.15 per common share. The principal and accrued interest was repaid in full on November 1, 2020.

34

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

11.	Convertible Debenture (continued)

On September 25, 2020, the Company issued an unsecured convertible debenture with a non-related party for $100,000. The debenture bears interest at 8% per annum and matures on December 24, 2020. The note is convertible into common shares at a conversion price equal to $1.15 per common share. On January 14, 2021, 89,034 common shares were issued pursuant to the conversion of the outstanding principal and accrued interest on this convertible debenture totalling $102,389 (Note 12(g)).

The convertible debentures contain no financial covenants. The liability components of the convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features. The effective interest rates for the above convertible debentures have been determined as 14.4% per annum after deducting all the loan discounts. Accretion expense on convertible debentures for the year ended January 31, 2021 was $12,671 (2020 - $380,754).

12.	Common Shares

Authorized: Unlimited number of common shares without par value

In June 2020, the Company effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share. All common share figures and references are retrospectively adjusted. During the year ended January 31, 2021:

(a)

The Company issued 94,206 common shares, with fair value totaling $98,968, pursuant to the termination of employment agreements, 841,526 common shares with fair value of $1,253,045, to third parties for services rendered and 3,000 common shares with fair value of $5,550 to a director for services rendered (Note 18). Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company also issued 296,667 common shares valued at $405,250 to former officers, a former director and a third party pursuant to vesting of restricted and performance stock units (Note 18).

(b)

In July and August 2020, the Company issued 716,725 units, consisting of one common share and one half of one share purchase warrant, at price of $1.90 per unit for gross proceeds of $1,361,778. Each share purchase warrant entitles the holder to purchase one common share at a price of $2.30 per share and has an expiry term of two (2) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(c)

Pursuant to the private placement in July and August 2020, finders’ fees consisted of cash payments of $72,434 and issuance of 54,142 share purchase warrants, valued at $103,550, entitling the holders to purchase one common share at a price of $2.30 per share and with an expiry term of two (2) years. Fair values of the agent warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants.

(d)	On September 4, 2020, 18,217,239 common shares, with fair value of $6,094,150, were issued pursuant to the amalgamation agreement with Altum (Note 6(b)).

35

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

12.	Common Shares (continued)

(e)

On December 2, 2020, the Company closed a private placement offering of special warrants of the Company (the “Special Warrants”), pursuant to which the Company issued 5,889,735 Special Warrants at a price of $0.50 per Special Warrant, for aggregate gross proceeds of $2,944,868 (the “Offering”). Each Special Warrant is exercisable, for no additional consideration, into one unit of the Company (each, a “Unit”), with each Unit consisting of one common share and one common share purchase warrant, entitling the holder thereof to acquire one common share at an exercise price of $0.60 and expiry date of December 1, 2023.

All unexercised Special Warrants are automatically exercised on the day that is the earlier of (i) April 3, 2021, and (ii) as soon as reasonably practicable, and in any event no later than the third business day, after a receipt is issued for a final prospectus qualifying the distribution of the Units underlying the Special Warrants and the Units underlying the Compensation Options (as defined below) granted to the agents.

In connection with the Offering, the Company paid an agent’s fee consisting of the following: 1) cash fee equal to 8.0% of the gross proceeds from the Offering, and 2) 471,178 compensation options (the “Compensation Options”), valued at $138,175 (Note 14) equal to 8.0% of the total number of Special Warrants sold under the Offering at an exercise price of $0.50 and expiry of 36 months. Other transaction costs totaled $434,237.

The Company will prepare and file with each of the securities regulatory authorities in each of the provinces of Canada, except Quebec, in which the Special Warrants are sold and obtain a receipt for a preliminary short form prospectus and a final short form prospectus (the “Final Prospectus”), qualifying the distribution of the Units underlying the Special Warrants and the Compensation Options, in compliance with applicable securities law, within forty (40) days from December 2, 2020 (not completed). In the event that the Company has not received a receipt for the Final Prospectus within forty (40) days, each unexercised Special Warrant will thereafter entitle the holder to receive upon exercise, at no additional consideration, one-and-one-tenth (1.10) Unit (instead of one Unit) and thereafter at the end of each additional thirty (30) day period, each Special Warrant will be exercisable for an additional 0.02 of a Unit.

On January 18, 2021, 300,000 Special Warrants were exercised pursuant to which the Company issued 330,000 common shares, valued at $150,000, and 330,000 Warrants with an exercise price of $0.60 and expiry date of December 1, 2023.

The following table summarizes the continuity of Special Warrants:

	Number of	Exercised Into
	Special Warrants	Common Shares	Warrants

Balance, January 31, 2020, 2019 and 2018	–	–	–

Issued	5,889,735	–	–
Exercised into 1.10 common shares and warrants	(300,000)	330,000	330,000

Balance, January 31, 2021	5,589,735	330,000	330,000

On April 3, 2021, all remaining outstanding Special Warrants were automatically exercised into 1.14 Units (Note 26(d)).

36

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

12.	Common Shares (continued)

(f)	On December 18, 2020, 13,333,333 common shares, with fair value of $16,666,666, were issued pursuant to the asset purchase agreement with Nutraneeds (Note 6(a)).

(g)	On January 14, 2021, 89,034 common shares were issued pursuant to conversion of principal and accrued interest of convertible debenture totaling $102,389 (Note 11(b)).

(h)	On January 18, 2021, 316,000 common shares were issued pursuant to the exercise of share purchase warrants for gross proceeds of $189,600.

During the year ended January 31, 2020:

(i)

In March 2019, the Company issued 10,000 common shares, with fair value totalling $20,000, to a third party as a loan origination fee. During the year ended January 31, 2020, the Company issued 103,571 common shares, with fair value totalling $170,000, to third parties for services provided. Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company also issued 4,167 common shares, with fair value totalling $10,000, to a past director and officer for services provided.

(j)

On March 23, 2019, the Company issued 100,000 common shares to a third party for settlement of accounts payable and 69,032 common shares to directors and officers to settle outstanding compensation. Losses on settlement of $60,000 and $34,315 have been recorded within consulting fees and wages, salaries and employment expenses, respectively, in the consolidated statements of comprehensive loss.

(k)	On April 8, 2019, the Company issued 6,052 common shares as an extension fee for an outstanding obligation.

(l)

On April 8, 2019, a private placement was closed for an aggregate of 695,000 units, consisting of one common share and one share purchase warrant, at price of $2.00 per unit, for gross proceeds of $1,390,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.00 per share and has an expiry term of three (3) years. The exercise price of the warrants was amended on May 7, 2020 to $2.50 (Note 13(b)). Finders’ fees consisted of cash payments of $80,000 and issuance of 50,800 common shares and 10,800 share purchase warrants entitling the holders to purchase one common share at a price of $3.00 per share and with an expiry term of three (3) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(m)

On May 15, 2019, the first tranche of a private placement was closed for an aggregate of 4,613,200 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $11,533,000. On May 30, 2019, the last tranche of this private placement was closed for an aggregate of 1,386,800 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $3,467,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.50 per share and has an expiry term of two (2) years. The exercise price of the warrants was amended on May 7, 2020 to $2.50 (Note 13(b)). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

37

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

12.	Common Shares (continued)

(n)

Pursuant to the private placement on May 15, 2019 (Note 12(m)), the Company issued 420,000 units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $3.50 per share and with an expiry term of two (2) years, as share issuance costs. Fair values of services were determined using the fair values of the common shares issued, being $4.45 per share, as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants.

(o)	On May 16, 2019, the Company issued 59,524 common shares pursuant to the conversion of $250,000 of convertible debentures.

During the year ended January 31, 2019:

(p)	On February 28, 2018, 500,000 common shares, with fair value of $6,650,000, were issued pursuant to the exchange agreement with Pivot Naturals and the members of Pivot Naturals (Note 6(e)).

(q)	On March 2, 2018, 50,000 common shares, with fair value of $830,000, were issued pursuant to the exchange agreement with Thrudermic and the members of Thrudermic (Note 6(d)).

(r)

During the year ended January 31, 2019, the Company issued 92,017 common shares, with fair value totaling $508,938, to third parties for services rendered.  3,571 common shares, with fair value of $10,000, remain to be issued as at January 31, 2019 and were issued on March 23, 2019.  Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably.

(s)

During the year ended January 31, 2019, the Company issued 27,769 common shares, with fair value totaling $154,497, as compensation pursuant to employment agreements entered into as part of the acquisitions of the Thrudermic (Note 6(d)) and Pivot Naturals (Note 6(e)).

(t)

On October 22, 2018, 375,000 units of the Company, with each unit consisting of one common share and one share purchase warrant with an exercise price of $6.00 and three year expiry, were issued pursuant to settlement of $1,500,000 of convertible debentures (Note 11(a)).

(u)

In October and November 2018, 407,825 units of the Company, with each unit consisting of one common share and one share purchase warrant with an exercise price of $6.00 and three year expiry, were issued for subscription proceeds of $1,631,300.  Pursuant to the private placement, the Company paid finders’ fee of $88,104 in cash and issued 22,026 share purchase warrants with an exercise price of $6.00 and three year expiry.  Other share issue costs totaled $6,591.

13.	Share Purchase Warrants

(a)	Warrant liabilities

In connection with the asset acquisition (Note 6(b)), 252,595 share purchase warrants were issued with exercise prices denominated in US dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as a financial liabilities. These warrants are therefore classified as a financial liabilities with changes in fair value recognized in the statements of comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified common share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Liability Amount $
Balance, January 31, 2020, 2019 and 2018	–	–	–
Granted pursuant to acquisition (Note 6(b))	252,595	1.44	57,718
Change in fair value	–	–	73,885
Balance, January 31, 2021	252,595	1.44	131,603

At January 31, 2021, the following liability-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date	Weighted average remaining contractual life (years)
252,595	1.44	August 6, 2022	1.51

The fair value of warrant liabilities at January 31, 2021 was determined using the Black-Scholes option pricing model, using the following assumptions:

38

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

13.	Share Purchase Warrants (continued)

•	Risk free interest rate: 0.11%
•	Volatility: 101%
•	Market price of common shares on valuation date: $1.06
•	Expected dividends: Nil%
•	Expected life: 1.5 years
•	Exercise price: US$1.44

(b)	Equity-classified warrants

The following table summarizes the continuity of equity-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $

Balance, January 31, 2018	26,513	4.50
Granted	822,092	6.20
Balance, January 31, 2019	848,605	6.18
Granted	7,125,800	3.45
Expired	(26,513)	(4.47)

Balance, January 31, 2020	7,947,892	2.94
Granted (Notes 12(b), 12(c) and 12(e))	742,504	1.54
Exercised (Note 12(h))	(316,000)	(0.60)

Balance, January 31, 2021	8,374,396	2.90

On May 7, 2020, the Company amended the exercise price of the following outstanding warrants that were issued pursuant to private placements completed in 2019: 1,386,800 warrants issued on May 30, 2019 and expiring on May 29, 2021, 4,613,200 warrants issued on May 15, 2019 and expiring on May 14, 2021 and 695,000 warrants issued on April 8, 2019 and expiring on March 16, 2022. The exercise prices of these warrants were amended to $2.50 per warrant. Previous exercise prices were $3.00 and $3.50.

At January 31, 2021, the following equity-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

17,241	17.40	March 1, 2021
335,325	6.00	September 21, 2021
800	6.00	October 1, 2021
90,726	6.00	October 18, 2021
378,000	6.00	October 22, 2021
695,000	2.50	March 16, 2022
10,800	3.00	March 16, 2022
4,613,200	2.50	May 14, 2021
1,386,800	2.50	May 29, 2021
420,000	3.50	May 29, 2021
211,283	2.30	July 30, 2022
201,221	2.30	August 6, 2022
14,000	0.60	December 1, 2023
8,374,396

39

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

13.	Share Purchase Warrants (continued)

The fair values of equity-classified warrants issued pursuant to private placements (Notes 12(b), 12(l) and 12(m)) were estimated using the residual value method and allocated a fair value of $nil. The fair values of equity-classified warrants issued as finders fees (Notes 12(c), 12(l) and 12(n)) were estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: April 8, 2019, May 30, 2019, July 31, 2020 and August 7, 2020
•	Risk free interest rate: 0.23 % to 1.59%
•	Volatility: 133% to 170%
•	Market price of common shares on grant date: $2.45 to $2.50
•	Expected dividends: Nil%
•	Expected life: Two (2) to three (3) years
•	Exercise price: $$2.30 to $3.00

14.	Compensation Options

The following table summarizes the continuity of Compensation Options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2020, 2019 and 2018	–	–	–
Granted (Note 12(e))	471,178	0.50	3.00

Outstanding, January 31, 2021	471,178	0.50	2.83

The fair value of Compensation Options of $0.31 per option was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Date of grant: December 2, 2020
•	Risk free interest rate: 0.34%
•	Volatility: 94%
•	Market price of common shares on grant date: $0.50
•	Expected dividends: Nil%
•	Expected life: Three (3) years
•	Exercise price: $0.50

Fair value of $138,175 was recorded as transaction cost of the Special Warrants (Note 12(e)) and offset against equity within the consolidated statements of financial position.

40

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

15.	Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

(a)	Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Outstanding, January 31, 2019 and 2018	–
Granted	275,000

Outstanding, January 31, 2020	275,000
Granted	30,000
Common shares issued on vesting (Notes 12(a) and 18)	(271,667)
Forfeited (Note 18)	(8,333)

Outstanding, January 31, 2021	25,000

The fair value of share-based payment expense was determined using market value of the share price on grant date.  RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date.  At January 31, 2021, no outstanding RSUs were vested (January 31, 2020 – 83,334).  During the year ended January 31, 2021, the Company recognized $219,360 of share-based payments related to its RSUs (2020 - $171,011; 2019 - $nil) within consulting fees and wages, salaries and employment expenses in its consolidated statements of comprehensive loss.

(b)	Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, January 31, 2019 and 2018	–
Granted	75,000

Outstanding, January 31, 2020	75,000
Common shares issued on vesting (Notes 12(a) and 18)	(25,000)
Expired (Note 18)	(25,000)

Outstanding, January 31, 2021	25,000

41

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

15.	Long-term Incentive Plans (continued)

PSUs vest as follows: 25,000 PSUs vested on November 14, 2019, 25,000 PSUs vest upon financing greater than $2,500,000 obtained before July 30, 2020 (non-market performance condition) (not met) and 25,000 PSUs vest on March 31, 2021.

PSUs are settled by delivery of a notice of settlement by the PSU holder.  At January 31, 2021, no outstanding PSUs were vested (January 31, 2020– 187,500).  During the year ended January 31, 2021, the Company recognized a reversal of share-based compensation related to its PSUs of $6,359 (2020 – expense of $61,013; 2019 - $nil) within consulting fees in its consolidated statements of comprehensive loss, due to the PSU holder not meeting the non-market performance condition.

(c)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2018	1,362,083	4.60	3.26
Granted	30,000	12.50	4.32
Forfeited/cancelled	(22,900)	(4.30)	–

Outstanding, January 31, 2019	1,369,183	4.60	3.26
Granted	807,500	3.19	4.38
Forfeited/cancelled	(704,183)	(5.01)	–

Outstanding, January 31, 2020	1,472,500	3.82	3.08
Granted (Note 18)	1,430,000	1.03	3.01
Granted pursuant to acquisition (Note 6(a))	856,880	3.05	0.35
Forfeited (Note 18)	(836,668)	(2.68)	–

Outstanding, January 31, 2021	2,922,712	2.56	2.19

42

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

15.	Long-term Incentive Plans (continued)

Additional information regarding share purchase options as of January 31, 2021, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

250,000	250,000	9.65	February 22, 2021
582,620	582,620	3.09	June 30, 2021
200,000	200,000	1.33	December 14, 2021
19,421	19,421	3.23	February 17, 2022
19,421	17,803	3.23	February 28, 2022
40,000	-	1.80	January 4, 2023
10,000	5,000	2.50	January 20, 2023
1,100,000	550,000	0.77	December 8, 2023
200,000	200,000	4.00	June 11, 2024
43,750	43,750	3.90	July 1, 2024
10,000	10,000	2.60	September 29, 2024
15,000	15,000	1.55	October 15, 2024
15,000	15,000	2.50	October 15, 2024
7,500	2,500	1.50	November 3, 2024
100,000	100,000	2.50	November 13, 2024
20,000	20,000	2.50	December 26, 2024
210,000	48,333	1,80	May 5, 2025
50,000	8,333	2.40	May 10, 2025
10,000	2,500	2.25	May 11, 2025
20,000	3,333	1.80	May 21, 2025
2,922,712	2,093,593

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: June 12, 2019 to January 5, 2021
•	Risk free interest rate: 0.20% to 1.46%
•	Volatility: 79.61 to 100%
•	Market price of common shares on grant date: $0.77 to $4.00
•	Expected dividends: Nil%
•	Expected life: Ten (10) months to five (5) years
•	Exercise price: $0.77 to $4.00

Fair values of the options at each measurement date ranged between $0.45 to $3.20.  For the year ended January 31, 2021, share-based payments related to share purchase options totaling $613,631 and have been recorded in the Company’s consolidated statements of comprehensive loss (2020 - $1,365,631; 2019 - $31,566).  $475,774 of share-based payment expense have yet to be recognized and will be recognized in future periods.

43

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

16.	Supplemental Cash Flow Disclosures

	January 31, 2021 $	January 31, 2020 $
Components of cash:
Cash	154,722	2,681,704
Cash – restricted	–	600,000
	154,722	3,281,704

	January 31, 2021 $	January 31, 2020 $	January 31, 2019 $
Supplemental disclosures:
Interest paid	480,636	415,964	473,849
Income tax paid	–	–	–
Non-cash investing and financing activities:
Common shares issued for services	1,351,808	185,129	673,435
Common shares issued for settlement of accounts payable	–	338,064	–
Common shares issued for loan origination fees	–	20,000	–
Common shares issued for conversion of debentures	102,389	261,821	–
Common shares issued as share issue costs	–	1,996,000	–
Common shares issued for asset acquisition	16,666,666	–	7,480,000
Common shares, share purchase options and share purchase warrants issued for asset acquisition	6,252,180	–	–
Units issued for settlement of convertible debentures	–	–	1,668,226
Warrants issued for finder’s fee	103,549	1,001,565	174,813
Beneficial conversion feature related to convertible debentures	–	–	185,753

17.	Loss on Impairments and Write-off of Inventory and Other

(a)

On September 19, 2019, the Company entered into a loan agreement with principal amount of €150,000, term of six months and interest rate of 18% per annum. On January 31, 2020, the Company impaired the loan receivable and accrued interest. A loss on impairment of $176,450 has been included in the consolidated statements of comprehensive loss for the year ended January 31, 2020.

(b)

In February 2020, the Company terminated the acquisition of IAMHEALTH CBD UG (“IAH”). The Company impaired an advance made to IAH and recorded a loss on impairment of $36,635 in its consolidated statements of comprehensive loss.

(c)

In May 2019, the Company advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution. Solmic GmbH entered into insolvency proceedings and has been restructured. The Company recorded a write-off of $1,441,600 in its consolidated statements of comprehensive loss as at January 31, 2020.

44

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

18.	Related Party Transactions

Key Management Compensation

During the year ended January 31, 2021, compensation of key management and directors, including former key management and directors, of the Company totaled $1,558,585 (2020 – $1,509,822; 2019 – $1,072,373), and consisted of salaries, consulting fees, directors’ fees and share-based payments.  During the year ended January 31, 2021:

•	1,200,000 stock options were granted to directors, officers and a former officer,
•	256,250 stock options for former officers and a former director were forfeited or expired for non-performance,
•	291,667 common shares were issued to former officers and directors pursuant to vesting of RSUs and PSUs, and
•	33,334 RSUs and PSUs for former officers and director were forfeited or expired for non-performance.

Pursuant to the amalgamation (Note 6(b)), 582,620 stock options were granted to officers, a director and a former officer of Altum, upon which the Altum stock options held by such individuals terminated. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at January 31, 2021, the Company owed $661,660 to current and former key management and directors (2020 - $16,647).

19.	Income Tax

The following schedule reconciles the expected income tax expense (recovery) at the Canadian combined federal and provincial statutory rate of 27% (2020 - 27%) to the amounts recognized in the consolidated statements of comprehensive loss:

	January 31, 2021 $	January 31, 2020 $	January 31, 2019 $

Net loss before taxes	(36,350,790)	(19,588,762)	(9,254,790)
Statutory rate	27.00%	27.00%	27.00%

Expected tax recovery	(9,814,710)	(5,288,966)	(2,498,793)
Foreign tax rate differences	219,740	(36,227)	(23,235)
Permanent differences and other	115,020	194,935	130,163
Write-off and impairments	3,017,450	–	–
Abandoned assets	52,490	–	–
Change in deferred tax assets not recognized	6,410,010	5,130,258	2,391,865

Income tax provision	–	–	–

45

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

19.	Income Tax (continued)

The following table summarizes the components of deferred tax:

	2021 $	2020 $

Right-of-use assets – CDA	–	(877,943)
Lease liability - CDA	–	886,753
Non-capital loss – CDA	1,950	8,150
Equipment	(820)	(34,741)
Intangible assets	(1,130)	–
Tax loss carryforwards - USA	–	17,781

Net deferred tax asset (liability)	–	–

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2021 $	2020 $

Tax loss carryforwards – CDA	33,038,280	24,293,651
Tax loss carryforwards - USA	539,080	10,303,206
Tax loss carryforwards – Europe	839,770	400,570
Tax loss carryforwards – Australia	434,550	–
Intangible assets	17,472,600	119,978
Property and equipment	49,740	–
Lease liability	–	1,418,024
Financing costs	5,242,820	3,568,281
Capital loss	4,605,190	568,786

Total unrecognized deductible temporary differences	62,222,030	40,672,496

As at January 31, 2021, the Company’s US net operating loss carryforwards total $539,080 (2020 - $10,303,206), under Section 382 of the code the use of these losses may be limited. These losses can be carried forward indefinitely. As at January 31, 2021, the Company’s Liechtenstein net operating loss carryforwards total $839,770 (2019 - $400,570). These losses can be carried forward indefinitely, but the carryover is limited to 70% of taxable net gain. Financing fees will be fully amortized in 2024. The remaining unrecognized deferred tax assets will carry forward indefinitely.

The Company’s unrecognized Canadian non-capital income tax losses expire as follows:

46

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

19.	Income Tax (continued)

Expiry Date	Non-Capital Loss $

2031	111,506
2032	657,883
2034	687,128
2035	1,499,363
2036	4,769,156
2037	1,267,151
2038	806,642
2039	4,937,403
2040	10,314,288
2041	7,987,760

33,038,280

20.	Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena JV. Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner. The Company and its joint venture partner each have 50% interest in the net assets and net income or loss of Pivot-Cartagena JV.

As of January 31, 2021, the Company has not made any investment related to Pivot-Cartagena JV. During years ended January 31, 2021 and 2020, there were no balances or transactions related to Pivot-Cartagena JV.

21.	Commitments and Contingencies

(a)

In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to non-brokered private placements totaling $15 million completed in May 2019. In July 2020, the Company settled this claim for $120,000. For the year ended January 31, 2021, the Company recorded a settlement of legal claim of $120,000 within the consolidated statements of comprehensive loss.

(b)

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims. The Company has not accrued any amounts as of January 31, 2021 as management is not able to assess the likelihood and amount of payment.

(c)

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000. In January 2021, this injunction was discontinued.

47

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

21.	Commitments and Contingencies (continued)

(d)

In September 2020, a judgement for a safeguard order was rendered against the Company in the Superior Court of Quebec by Olymbec Development Inc. (“Olymbec”) ordering the Company to pay the sum of $45,293, inclusive of GST and QST and representing monthly lease payment on the lease of 285-295 Kesmark Street from September 1, 2020 (September 2020 - paid), and to pay $67,939, representing 50% of the arrears lease due to Olymbec (paid). On November 5, 2020, this matter was settled and the proceedings discontinued.

(e)

The Company is a guarantor on the lease at 285-295 Kesmark Street in Quebec, Canada (Note 10), which was assigned together with the sale of Pivot (Note 5(a)) pursuant to which the Company has recorded a financial guarantee liability of $182,200 based on its best estimate of potential future loss.

22.	Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality pharmaceuticals, within four geographical areas, Canada, U.S, Australia and the E.U.

	Canada $	U.S. $	Australia $	E.U. $	Total $

Year ended January 31, 2021
Revenue	–	–	–	–	–

Year ended January 31, 2020
Revenue	–	–	–	–	–

Year ended January 31, 2019
Revenue	–	–	–	–	–

As at January 31, 2021
Non-current assets	36,871	–	–	–	36,871

As at January 31, 2020
Non-current assets	4,706,733	63,508	–	–	4,770,241

23.	Fair Value Measurements

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At January 31, 2021 and 2020, cash was measured and recognized in the consolidated statement of financial position using Level 1 inputs in the fair value hierarchy. At January 31, 2021 and 2020, warrant liabilities are measured and recognized in the consolidated statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy above. There were no transfers between level 1, 2 and 3 inputs during the year.

48

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

24.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Liechtenstein. The carrying amount of cash represent the maximum exposure to credit risk. As at January 31, 2021, this amounted to $154,722 (January 31, 2020 - $3,303,002).

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 25). Accounts payable and accrued liabilities, due to related parties and other liabilities are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at January 31, 2021 and 2020 based on contractual undiscounted payments:

	0 – 12 Months $	12 – 24 Months $
Accounts payable and accrued liabilities	4,503,217	–
Convertible debentures	500,000	–
Financial guarantee liability	182,200	–
Warrant liabilities	–	131,603

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will decrease the Company’s loss by approximately $123,000. The Company does not invest in derivatives to mitigate these risks.

49

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

24.	Management of Financial Risk (continued)

(e)	COVID-19

The COVID-19 pandemic has created worldwide macro-economic uncertainty and disruptions to businesses and financial markets. Many countries have been taking measures to limit the continued spread of COVID-19, including workplace closures, travel restrictions, restrictions on gatherings and closure of international borders. The pandemic and measures undertaken by countries may dramatically affect the Company’s ability to conduct its business effectively. Adverse impact to the Company may include, but is not limited to welfare and safety of personnel, ability of the Company to initiate trials for its programs, and travel and other activities essential for maintaining on-going activities. The Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial conditions as there remains uncertainty surrounding the continued spread of COVID-19 and continued protective measures that must be taken. The unknown scale and duration of the pandemic have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect the Company’s ability to continue raising funds needed to progress its programs and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

25.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented, differentiated and premium quality pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

26.	Events After the Reporting Date

(a)	Subsequent to January 31, 2021, the Company issued 1,167,339 common shares as follows:

•	7,500 common shares were issued pursuant to vesting of RSUs,
•	446,460 common shares were issued for services rendered,
•	23,724 common shares were issued for settlement of an outstanding obligation with a former officer, and
•	689,655 common shares were issued pursuant to a settlement agreement.

(b)

In February 2021, the Company and its fully-owned subsidiary, Altum, entered into term loan agreements with the Canada Emergency Business Account pursuant to which each company received a $60,000 term loan with 0% interest rate until December 31, 2022 and 5% interest rate thereafter until maturity date of December 31, 2025.

50

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

26.	Events After the Reporting Date (continued)

(c)

In February and March 2021, the Company closed on a non-brokered private placement pursuant to which it issued 1,779,833 common shares for gross proceeds of $2,491,766. In connection with the private placement, the Company issued 76,000 common shares as finder’s fee. In May 2021, the Company closed on a non-brokered private placement pursuant to which it issued 1,142,857 common shares for gross proceeds of US$800,000.

(d)

In March 2021, a judgement for a safeguard order was obtained by Olymbec Development Inc. (“Olymbec”) against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec, ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month. Pursuant to the share purchase agreement that closed in December 2020 for the sale of 100% of the issued and outstanding common shares of Pivot (Note 5(a)), the Company is indemnified from any and all claims suffered by the Company in connection with and as guarantor of the lease.

(e)

On April 3, 2021, the Company issued 6,372,298 common shares and 6,372,298 share purchase warrants with exercise price of $0.60 and expiry date of December 2, 2023 pursuant to the automatic exercise of 5,589,735 Special Warrants, representing the balance of all outstanding Special Warrants exercised into 1.14 Units.

(f)

On March 30, 2021, the Company issued 200,000 share purchase warrants with an exercise price of $1.21 and two year expiry to a third party for services. On April 28, 2021, the Company granted 700,000 stock options to officers with an exercise price of $0.63 and a two year term.

(g)

On April 26, 2021, the Company filed and obtained a receipt for a final base shelf prospectus (the "Shelf Prospectus") filed with the securities regulatory authorities in British Columbia, Alberta and Ontario, Canada. The Shelf Prospectus will be valid for a 25-month period, during which time the Company may issue an aggregate offering amount of up to $100 million of common shares, preferred shares, warrants, subscription receipts, units, and debt securities (the "Securities") in amounts and at prices on the terms based on market conditions at the time of sale and set forth in an accompanying prospectus supplement ("Prospectus Supplement"). Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities may be used for general corporate and working capital requirements, funding product program costs, or for other corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of the Securities. There is no certainty that any Securities will be offered or sold under the Shelf Prospectus within the 25-month period.

On May 25, 2021, the Company filed a prospectus supplement (the “Prospectus Supplement”) to the Shelf Prospectus qualifying the distribution of 13,750,000 units (“Unit”) at a price of $0.40 per Unit for gross proceeds of $5,500,000. Each Unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at an exercise price of $0.50 with a maturity date of 36 months. The Company has granted to the underwriter an option (the “Over-Allotment Option”) to increase the size of the offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units to be issued under the offering. On May 28, 2021, the Company closed on a bought-deal public offering (“Bought-Deal Offering”) pursuant to which the Company issued 15,812,500 units of the Company (the “Units”) at a price of $0.40 per Unit for aggregate gross proceeds of $6,325,000, including the full exercise of the over-allotment option. Each Unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one common share at an exercise price of $0.50 for a period of 36 months from closing.

51

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021, 2020 and 2019

(Expressed in Canadian dollars)

26.	Events After the Reporting Date (continued)

In connection with the Bought-Deal Offering, the Company paid an agent’s fee consisting of the following:  1) cash fee equal to 8.0% of the gross proceeds from the Bought-Deal Offering, and 2) 1,265,000 compensation options equal to 8.0% of the total number of Units sold under the Bought-Deal Offering at an exercise price of $0.40 and expiry of 36 months.

On June 2, 2021, the Company filed another prospectus supplement (the “Prospectus Supplement No. 2”) to the Shelf Prospectus qualifying the distribution of 6,525,000 Units at a price of $0.40 per Unit for gross proceeds of $2,610,000.  Each Unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at an exercise price of $0.50 with a maturity date of 36 months.  The Company has granted to the underwriter an option (the “Over-Allotment Option”) to increase the size of the offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units to be issued under the offering.  On June 7, 2021, the Company closed on a marketed public offering (“Marketed Offering”) pursuant to which the Company issued 6,525,000 Units of the Company at a price of $0.40 per Unit for aggregate gross proceeds of $2,610,000.  Each Unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one common share at an exercise price of $0.50 for a period of 36 months from closing.

In connection with the Marketed Offering, the Company paid an agent’s fee consisting of the following:  1) cash fee equal to 10.0% of the gross proceeds from the Marketed Offering, and 2) 652,500 compensation options equal to 10.0% of the total number of Units sold under the Marketed Offering at an exercise price of $0.40 and expiry of 36 months.

52